CERTIFICATE OF AUTHOR

Sean Waller, M. Sc., P. Eng.

AMEC Americas Ltd.

111 Dunsmuir Street, Suite 400

Vancouver, BC, Canada  V6B 5W3

Tel: (604) 664-4503

Fax: (604) 664-3301

sean.waller@amec.com

I, Sean Waller, M. Sc., P.Eng., am a Professional Engineer, employed as a Vice President-Business Development of AMEC Americas Limited and residing at 1258 Greenbriar Way, North Vancouver, in the Province of British Columbia.

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia.  I graduated from the Montana College of Mineral Science and Technology with a Bachelor of Science degree in Geological Engineering in 1985 and a Master of Science degree in Mineral Processing Engineering in 1986.

I have practiced my profession continuously since 1986.  I have been directly involved in mineral process plant design engineering, commissioning, operation and supervision.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

I am currently a Consulting Process Engineer and have been so since 1986.

I have visited the Bisha Property between June 12th and 16th, 2006.  I am responsible for the management of the feasibility study and preparation of a portion or all of sections 1, 16, 18, 20 and 21 of the Technical Report titled “43-101 Technical Report on Feasibility Assessment, Bisha Property, Gash-Barka District, Eritrea” with an effective date of October 5, 2006, relating to the Bisha Property.

As of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

I am independent of Nevsun Resources Ltd. in accordance with the application of Section 1.5 of National Instrument 43-101.  I have no prior involvement with the Property that is the subject of this report.  I have read National Instrument 43-101 and Form 43-101FI, and this report has been prepared in compliance with that instrument and form.

I consent to the filing of the Technical Report with any Canadian stock exchange and other Canadian regulatory authorities and publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated at Vancouver, British Columbia, Canada, this 15th day of November 2006.

“Signed and sealed”

Sean Waller, M.Sc., P.Eng.

AMEC Americas Limited 111 Dunsmuir Street, Suite 400 Vancouver, B.C. V6B 5W3 Tel (604) 664-3030 Fax (604) 664-3057	www.amec.com